1980 Post Oak Blvd. 8th Floor	713-625-8100
Houston, TX 77056	713-629-2330 fax
800-729-1900
PO Box 2029	stewart.com
Houston, TX 77252-2029	NYSE: STC
June 1, 2009
Mr. James Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	Stewart Information Services Corporation Form 10-K for the year ended December 31, 2007 Form 10-Q for the quarterly period ended September 30, 2008 File No: 0001-02658
Dear Mr. Rosenberg:
We are providing the following information in response to our telephone conversation on May 18, 2009 with Ms. Ibolya Ignat of your staff. We have repeated Ms. Ignat’s oral comments with our response immediately following. As discussed with Ms. Ignat, we will modify our disclosures prospectively.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Critical Accounting Estimates, page 14
Title Loss Reserves, page 14
1.	Losses due to large title losses and defalcations attributable to independent agencies were $28.4 million in 2007. Such losses were $41.7 million in 2008. Revise your disclosures in MD&A to include a more detailed explanation of the losses due to independent agencies as follows:
•	Disclose how the losses due to independent agency defalcations occur.

•	Disclose why the losses are so large.

•	Disclose the internal controls designed to prevent losses due to independent agency defalcations.

•	Clarify why there is a higher incidence of agency defalcations in declining real estate markets as you disclosed in your March 31, 2009 quarterly report on Form 10-Q.

•	Tell us why the losses due to agency defalcations are classified as title losses as opposed to other operating loss or other expense.

Mr. James Rosenberg
June 1, 2009

Response:
We will include the following disclosures in future filings:
Large title losses due to independent agency defalcations typically occur when the independent agency misappropriates funds from escrow accounts under its control. Such losses are usually discovered when the independent agency fails to payoff an outstanding mortgage loan at closing (or immediately thereafter) from the proceeds of the new loan. Once the previous lender identifies that its loan has not been paid off timely, this lender will file a claim against the title insurer. It is at this point that the underwriter is alerted to the potential theft and begins its investigation. As is industry practice, these claims are considered a claim on the newly issued title insurance policy since such policy insures the holder (in this case, the new lender) that all previous liens on the property have been satisfied. Accordingly, these claim payments are charged to policy loss expense. These incurred losses are typically more severe in terms of dollar value compared with traditional title policy claims as the independent agency is often able to conceal misappropriation of escrow funds relating to more than one transaction over time through the constant volume of funds in its escrow accounts. As long as new funds continue to flow into escrow accounts, an independent agent can mask one or more defalcations. In declining real estate markets, lower transaction volumes result in a lower incoming volume of funds, making it more difficult to cover up the misappropriation with incoming funds. Thus, when the defalcation is discovered, it often relates to several transactions. In addition, the overall decline in an independent agency’s revenues, profits and cash flows increases the agency’s enticement to improperly utilize the escrow funds from real estate transactions.
Internal controls relating to independent agencies include, but are not limited to, periodic audits, site visits and reconciliations of policy inventories and premiums. The audits and site visits cover examination of the escrow account bank reconciliations and an examination of a sample of closed transactions. In some instances, we are limited in our scope by attorney agents who cite client confidentiality. Certain states have mandated a requirement for annual reviews of all agents by their underwriter. We also determine whether our independent agencies have appropriate internal controls as defined by the American Land Title Association and Stewart. However, even with adequate internal controls in place, their effectiveness can be circumvented by collusion or improper management override at the independent agencies. To aid in the selection of agencies to review, Stewart has developed an agency risk model that aggregates data from different areas to identify possible problems. This is not a guarantee that all agencies with deficiencies will be identified. In addition, we are not typically the only underwriter for which an independent agency issues policies, and agencies may not always provide complete financial records for our review.
Title Loss Reserves, page 14
2.	Please refer to your response in comment #1 of your letter dated March 20, 2009. You state that the extinguishment of a title insurer’s risk of loss on a policy does not occur until a transaction occurs on a property and the new title policy is issued. This appears to contradict a statement in the AM Best report dated March 19, 2007 that you attached as part of your response that states “title insurance has no termination date and no time limitation on filing claims.” Please clarify this apparent discrepancy. Please also disclose how your liability for title policies is extinguished. Please also disclose what else, other than a claim payment, reduces and extinguishes your liability for estimated title losses.
Response:
The statement in the AM Best report is an accurate statement to the extent that it relates to the most recent title policy outstanding on a property having no stated termination of coverage. However, under most circumstances a claim can only be filed on the currently outstanding (most recent) policy on a property, although there are unusual and infrequent circumstances that would allow a claim to be filed on a superceded policy.

Mr. James Rosenberg
June 1, 2009

Our liability under a title policy we have issued is not extinguished until a subsequent policy is issued for the same property. If a subsequent policy is issued on a property by another title insurance underwriter, we are not notified of the new policy (as is industry practice) and are not aware that our liability under the policy we issued has been extinguished. However, a claim cannot be filed against our policy since a more recent policy is in effect.
As an example, assume a property is owned by Owner A, with a mortgage issued by Lender A and a title insurance policy issued by Title A, insuring Owner A and Lender A’s interests in the property. At some point in the future, Owner A sells the property to Owner B. A new mortgage is issued by Lender B, with the proceeds used to repay Lender A, while Title B issues a new title insurance policy insuring Owner B and Lender B’s interests. Title A is never notified of the issuance of the new policy by Title B, but since Lender A has been repaid and Owner A no longer owns the property, these insured parties would no longer be able to make valid claims on Title A’s policy, and Title B’s policy would be an “updated” title search and insurance of the “clear” title to the property.
In addition to claims payments, the primary factor that can increase or decrease our liability for title losses is our periodic actuarial review of claims payment experience.
We will include the following disclosures in future filings:
Once our reserve for title losses is recorded, it is reduced in future periods as a result of claims payments and may be increased or reduced by revisions to our estimate of the overall level of required reserves.
Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.
Very truly yours,
/s/ J. Allen Berryman

J. Allen Berryman
Copies to:	David Taylor, Locke Lord Craig Allen, KPMG Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee